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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            BUILDERS TRANSPORT INC.
              ---------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
              --------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   120084108
               -------------------------------------------------
                                 (CUSIP NUMBER)


                               Betty H. Bailliet
                            62 Chateau Mouton Drive
                               Kenner, LA  70065
                                 (504) 467-6416
               -------------------------------------------------
                 (NAME , ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 1, 1997
              --------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
/__/.

Check the following box if a fee is being paid with the statement       /__/.
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                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXXX                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON       Eli Tullis
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
        Personal Funds

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF              425,100 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               425,100 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0 shares
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        425,100 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        8.045%

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      TYPE OF REPORTING PERSON*
14
        IN

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ITEM 1.    SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock of Builders Transport Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 2029 W. DeKalb Street, Camden, SC, 29020.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This statement is being filed by Eli W. Tullis.

     (b) Mr. Tullis' business address is 62 Chateau Mouton Drive, Kenner, LA, 70065.

     (c) Mr. Tullis is a commodities futures trader.

     (d) During the last five years, Mr. Tullis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Mr. Tullis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or which found any violation with respect to such laws.

     (f) Mr. Tullis is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the funds used to acquire the common stock were Mr. Tullis' personal funds. No common stock has been purchased using borrowed funds.


ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Tullis' ownership of the common stock is for investment purposes. Except in the ordinary course of the business of the Company, Mr. Tullis has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
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     (e)  Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of November 12, 1997, Mr. Tullis beneficially owns 425,100 shares of common stock of the Company which represents 8.045% of common stock shares outstanding;

     (b) The number of shares of common stock of the Company to which Mr. Tullis has sole power to vote or to dispose is 425,100 shares;

     (c) During the past sixty days Mr. Tullis has purchased 15,300 shares of common stock of the Company and sold 10,000 shares of common stock of the Company;

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Mr. Tullis' shares of common stock of the Company;

     (e)  N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Eli W. Tullis
                                           ---------------------
                                           Eli W. Tullis

Dated:   November 12, 1997